Cytation Corporation

251 Thames Street, No. 8
PO Box 809
Bristol, RI 02809

Richard A. Fisher
Chairman and General Counsel

December 12, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Re: Cytation Corporation
       Form 10KSB for Fiscal Year Ended December 31, 2004
       Form 10-QSB for Fiscal Quarter Ended March 31, 2005
       Form 10-QSB for Fiscal Quarter Ended June 30, 2005
       File No. 814-00675

Dear Mr. Jacobs:

Reference is hereby made to the comment letter of Steven Jacobs, Accounting Branch Chief of the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), dated December 9, 2005, addressed to Kevin J. High, President of Cytation Corporation (the "Company"). Your comments have been inserted in this letter, and our responses appear immediately below.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

1.  We have read your responses to prior comments three, ten, twelve and thirteen. Please file an amended Form 10-KSB for the year ended December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 that incorporate your proposed revisions.

We will file an amended Form 10-KSB for the year ended December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 that incorporate our proposed revisions as reflected in our responses to comments ten, twelve and thirteen in the Staff's comment letter dated November 9, 2005. However, because our responses herein to the Staff's additional comments would cause us to further amended some or all of these filings, we propose to wait until all comments have been resolved before filing such amendments.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

2.  We have read your response to prior comments one and two. Please revise to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-l5(e) and 15d-15(e), to disclose the officers' conclusions as of the end of the period covered by the report, and to state whether your officers determined that such disclosures controls and procedures were effective. Also revise to clearly state whether any significant deficiencies or material weaknesses existed, or remove the sentence regarding corrective actions if none existed.

Item 8A (below) will be is added to the Form 10KSB upon amendment.

ITEM 8A: CONTROLS AND PROCEDURES

"The Company's principal executive officer and principal financial officer, after evaluating the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) as of January 1, 2005, have concluded that as of such date the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis."

Financial Statements

Note 8. Investment/Non-Cash Income

3.  Related to prior comment four, please expand upon your revenue recognition policy to explain how your contracts are priced and how you measure the portion of total contract price that is earned at a point in time. Please summarize the terms of your consulting agreements that support your policy. In addition, please explain how you allocate related costs such as consulting fees over the service period. Based upon your historical statements of operations, your margins do not indicate a ratable allocation or reasonable methodology. Please tell us and disclose the relevant accounting literature you have relied upon. Finally, please tell us how you evaluated the indicators in EITF 99-19 in determining that consulting revenues and fees should be presented on a gross basis.

After the Company's sale of its CollegeLink business in 2001, the Company searched for a business that it could profitably pursue. It determined that consulting for small companies that had an interest in becoming reporting companies under the Securities Exchange Act of 1934 offered potential given the experience of the Company's principals. These business activities commenced in 2003 and the first agreement was signed in May of that year. Three Company entered into a total of three agreements between May 2003 and May 2004 before discontinuing this business in December 2004.

Under each of the three agreements, the principal form of compensation received by the Company was restricted shares of common stock of the private company that wished to go public. In each instance, the Company recognized revenue upon receipt of these shares based on the estimated fair value of the shares received. The Company agreed to perform a range of consulting services intended to assist the private company in going public, but the Company was under no obligation to return any of the shares of stock if the private company was unsuccessful in making the public to private company transition.

The term of each of the Company's agreements was one year. However, the Company expected that it would be called upon to provide services principally for a six to nine month period with particular emphasis on the four to six months before the private company filed its registration statement with the SEC.

Because of the very few transactions, no general policy for revenue recognition was developed. The Company was unable to develop this line of business, which has been since discontinued. Accordingly, the Company does not believe that it is appropriate to develop and promulgate a revenue recognition policy beyond indicating in the footnotes what had been recognized.

We propose to expand the revenue recognition note as follows:

"The Company entered into three consulting agreements between May 2003 and May 2004 with non-public companies principally in exchange for restricted shares of their common stock. One of the three companies, Solomon Technologies, Inc. ("Solomon"), became a reporting company under the Securities Exchange Act of 1934 with the assistance of the Company. The restricted shares of stock of each of the three companies were valued and recorded as income at their estimated fair market value based principally on the per share price at which such shares had been sold by the private company in recent private placements. The Company could not be required to return the shares of the private companies' common stock for any reason. Because substantially all of the contracted services for the three companies was expected to be, and were, completed within a four to six month period after the receipt of the shares, revenues were recognized at the time of receipt of the shares.

The term of the agreement with Solomon was for one year beginning on May 16, 2003. The Company's principal efforts was to preparation Solomon to file a registration statement with the SEC, which it did in September 2003. Thereafter, the Company assisted counsel with various matters. Solomon's registration statement was effective January 7, 2004.

Neither of the Company's other two agreement's culminated in the filing of a registration statement with the SEC. The Company rendered nominal services for one private company and voluntarily returned the shares to it after the Company exited the business in December 2004. All services were rendered to the second private company during 2004, the year the shares were received."

In 2003, the costs associated with the Company's consulting services were limited to consulting fees of Cytation's officers, which were minimal. Although the Company received the Solomon shares in June 2003, these shares were not registered with the SEC until January 2004, at which time the Company distributed approximately one-half of them to its stockholders as a stock dividend. Thereafter, Solomon obtained a trading symbol, and its common stock began trading on the Over-the-Counter Bulletin Board in March 2004.

After Solomon's registration statement was declared effective by the SEC in January 2004 and the stock began to trade two months later, the Company distributed some of its registered shares to non-affiliated third party consultants who were retained to create market awareness and familiarity with Solomon's business and technology. The Company believed that the retention of the investment consultants would benefit the Company's shareholders as well as the Company itself. The Company was not required by its agreement with Solomon to make any such distributions.

"Nothing in this Agreement shall be construed as requiring the Consultant [Cytation] to provide any investor relations or financial public relations services or to assist [Solomon] with respect to retaining any third party investor relations..."

Further, the Company had not contracted for any of the services of these consultants until Solomon's registration statement had became effective and until after its common stock had began to trade in March 2004, which was the first time it had become possible to negotiate any arrangements with, or make any such distributions of registered shares of common stock to, third parties.

Consultants received 193,750 shares of Solomon from the total of 663,089 originally received by the Company. The costs that were recorded on the distribution of these shares was based on the closing price of the Solomon common stock on the date of the distributions. Total costs were $719,000, and the average closing price of the common stock was $3.71.

We believe that the consulting arrangements have complied with paragraphs 7 to 14 of EITF 99-19, excluding those applicable to sales of product and not services. These are the paragraphs indicating that revenue should be recorded gross. Further, we believe that paragraphs 15 to 17 of EITF 99-19, which indicate when a service should be recorded net, are not applicable.

Form l0-QSB for the Fiscal Quarter Ended September 30, 2005

Note 7 - Subsequent Events

4.  Please revise to reflect the 2-for-1 stock dividend declared on November 14, 2005 in determining your weighted average shares outstanding and net income (loss) per share amounts. Refer to paragraph 54 of SFAS 128.

The financial statements included in the Form 10-QSB for the quarter ended September 30, 2005 will be amended retroactively to reflect the 2-for-1 dividend in determining the weighted average shares outstanding and net income (loss) per share amounts. This 10-QSB will be filed at the same time as the filings in Comment 1.

* * *

In connection with responding to your comments, the Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please contact me via email at cytation@gmail.com, by telephone at (401) 254-2841 or by facsimile at (401) 254-2844.

Very truly yours,

/s/ Richard Fisher
Chairman and General Counsel and Principal Financial Officer